5/26

04030413

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Steel Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 26 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3296   FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/26/04

82-3296

Deloitte.
勤業眾信

RECEIVED
2004 MAY 26 A 11:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

China Steel Corporation

Financial Statements for the Years Ended December 31, 2003 and 2002
Together with Independent Auditors' Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience and may present financial statements for periods not previously presented in a single document. Also, these financial statements do not include additional disclosures that are required for Chinese-language reports under the Guidlines for Securities Issuers' Financing Reporting promulgated by the Securities and Futures Commission of the Republic of China. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Deloitte.
勤業眾信

勤業眾信會計師事務所
105台北市民生東路三段156號12樓

Deloitte & Touche
12th Floor, Hung-Tai Plaza
156 Min Sheng East Road, Sec. 3
Taipei 105, Taiwan, ROC
Tel: +886 (2) 2545-9988
Fax: +886 (2) 2545-9966
www.deloitte.com.tw

<u>English Translation of a Report Originally Issued in Chinese</u>

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
China Steel Corporation

We have audited the accompanying balance sheets of China Steel Corporation (the "Corporation") as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Rules for Audit of Financial Statements by Certified Public Accountants and generally accepted auditing standards in the Republic of China (ROC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in ROC.

Deloitte + Touche

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
Established Deloitte & Touche Effective June 1, 2003)
Kaohsiung, Taiwan
The Republic of China

January 29, 2004

<u>Notice to Readers</u>

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

BALANCE SHEETS
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	December 31, 2003 Amount	%	December 31, 2002 Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Note 2)	$ 3,862,720	2	$ 3,068,966	1
Short-term investments (Notes 2 and 3)	38,829,092	18	19,751,336	10
Notes receivable	487,926	-	378,442	-
Accounts receivable (Note 18)	1,050,742	-	1,642,077	1
Other receivable	150,641	-	114,039	-
Inventories (Notes 2 and 4)	19,232,762	9	15,468,476	8
Deferred income tax assets (Note 15)	84,548	-	70,366	-
Pledged time deposits (Notes 8 and 19)	4,900,000	2	6,900,000	4
Other	442,285	-	187,703	-
Total current assets	69,040,716	31	47,581,405	24
LONG-TERM INVESTMENTS (Notes 2, 5, 19 and 21)				
Long-term stock investment				
Equity method	37,012,558	17	31,473,197	16
Cost method	7,360,237	3	3,938,258	2
Total long-term investment	44,372,795	20	35,411,455	18
Other	185,411	-	120,831	-
Total long-term investments	44,558,206	20	35,532,286	18
PROPERTIES (Notes 2, 6, and 19)				
Land	7,146,632	3	7,146,632	4
Land improvements	4,316,764	2	4,316,764	2
Buildings and improvements	36,376,643	17	35,814,229	18
Machinery and equipment	212,614,464	96	207,628,941	106
Transportation equipment	1,529,531	1	1,596,970	1
Miscellaneous equipment	2,987,294	1	2,826,054	2
Total cost	264,971,328	120	259,329,590	133
Appreciation	18,178,427	9	18,403,007	9
Total cost and appreciation	283,149,755	129	277,732,597	142
Less: Accumulated depreciation	185,173,739	84	177,076,769	90
	97,976,016	45	100,655,828	52
Constructions in progress	4,741,252	2	6,815,268	3
Net properties	102,717,268	47	107,471,096	55
OTHER ASSETS				
Rental assets (Notes 2 and 7)	3,759,210	2	3,888,461	2
Refundable deposits	46,414	-	84,434	-
Restricted assets-pledged time deposits (Note 19)	31,694	-	31,396	-
Other—mainly unamortized repair expense (Note 2)	517,211	-	853,255	1
Total others assets	4,354,529	2	4,857,546	3
TOTAL ASSETS	$ 220,670,719	100	$ 195,442,333	100

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2003 Amount	%	December 31, 2002 Amount	%
CURRENT LIABILITIES				
Short-term bank loans and overdraft (Notes 8 and 19)	$ 4,609,470	2	$ 809,688	-
Commercial paper payable (Note 9)	1,699,214	1	998,347	1
Accounts payable (Note 18)	3,604,870	2	2,454,461	1
Income tax payable	6,539,733	3	3,730,522	2
Accrued expenses	5,889,824	3	4,795,187	3
Bonds payable—current portion (Note 10)	10,000,000	4	9,200,000	5
Long-term debts—current portion (Notes 11 and 19)	50,000	-	2,985,045	1
Other	1,957,873	1	2,053,046	1
Total current liabilities	34,350,984	16	27,026,296	14
LONG-TERM LIABILITIES-NET OF CURRENT PORTION				
Bonds (Note 10)	15,000,000	7	25,000,000	13
Debts (Notes 11 and 19)	2,225,300	1	50,000	-
Total long-term liabilities	17,225,300	8	25,050,000	13
RESERVE FOR LAND VALUE INCREMENT TAX (Note 6)	3,370,813	1	3,370,813	2
OTHER LIABILITIES				
Deferred income tax liability—noncurrent (Note 15)	3,278,972	1	3,584,788	2
Deferred credit—intercompany profit (Note 13)	1,407,866	1	1,405,040	-
Total other liabilities	4,686,838	2	4,989,828	2
Total liabilities	59,633,935	27	60,436,937	31
STOCKHOLDERS' EQUITY (Notes 2 and 14)				
Capital stock—authorized 10,600,000 thousand shares at NT$10 par value				
Common—issued 9,452,324 and 9,267,994 thousand shares as of December 31, 2003 and 2002, respectively	94,523,237	43	92,679,939	48
Preferred—14% cumulative and participating—issued 47,762 and 47,767 thousand *shares as of December 31, 2003 and 2002, respectively*	477,620	-	477,670	-
Total capital stock	95,000,857	43	93,157,609	48
Capital surplus	693,047	-	481,597	-
Retained earnings	66,934,700	30	44,960,063	23
Other adjustments				
Unrealized loss on investees' long-term investments	(485,104)	-	(555,491)	-
Cumulative translation adjustments	91,700	-	222,391	-
Investees' unrecognized net loss on pension cost	(21,711)	-	(15,696)	-
	(415,115)	-	(348,796)	-
Treasury stock—86,273 and 246,810 thousand shares as of December 31, 2003 and 2002, respectively	(1,176,705)	-	(3,245,077)	(2)
Total stockholders' equity	161,036,784	73	135,005,396	69
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 220,670,719	100	$ 195,442,333	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Year Ended December 31			
	2003		2002	
	Amount	%	Amount	%
REVENUES (Notes 2 and 18)	$ 129,702,797	100	$ 99,939,846	100
COST OF REVENUES (Notes 16 and 18)	83,704,247	64	75,111,810	75
GROSS PROFIT	45,998,550	36	24,828,036	25
UNREALIZED GAIN ON INTERCOMPANY TRANSACTION	2,826	-	-	-
REALIZED GROSS PROFIT	45,995,724	36	24,828,036	25
OPERATING EXPENSES (Notes 16 and 18)				
Selling	1,997,234	1	1,815,948	2
General and administrative	2,315,678	2	1,818,975	2
Research and development	974,609	1	819,497	-
Total operating expenses	5,287,521	4	4,454,420	4
OPERATING INCOME	40,708,203	32	20,373,616	21
NONOPERATING INCOME				
Interest	116,855	-	238,543	-
Investment income under the equity method (Note 5)	5,929,528	5	2,566,906	2
Other investment income (Note 5)	342,694	-	-	-
Other	500,181	-	683,378	1
Total nonoperating income	6,889,258	5	3,488,827	3
NONOPERATING EXPENSES				
Interest (Notes 6 and 18)	1,385,597	1	2,212,246	2
Other investment loss (Note 5)	-	-	329,534	-
Other	1,104,975	1	624,849	1
Total nonoperating expenses	2,490,572	2	3,166,629	3
INCOME BEFORE INCOME TAX	45,106,889	35	20,695,814	21
INCOME TAX (Notes 2 and 15)	8,127,675	6	3,856,734	4
NET INCOME	$ 36,979,214	29	$ 16,839,080	17

(Continued)

	2003		2002	
	Before Tax	**After Tax**	**Before Tax**	**After Tax**
EARNINGS PER SHARE (Note 17)				
Basic	$ 4.81	$ 3.94	$ 2.24	$ 1.82
Diluted	$ 4.79	$ 3.93	$ 2.24	$ 1.82

PRO FORMA INFORMATION – if the corporation's shares held by subsidiaries had been accounted for as investments rather than treasury stock

	2003		2002	
Net Income	$ 37,254,724		$ 16,983,408	
Basic earnings per share based on weighted-average number of outstanding common shares of 9,446,039 thousand and 9,302,319 thousand as of December 31, 2003 and 2002, respectively	$ 4.80	$ 3.94	$ 2.23	$ 1.82
Diluted earnings per share based on weighted-average number of outstanding common stock shares of 9,493,801 thousand and 9,350,086 thousand as of December 31, 2003 and 2002, respectively	$ 4.78	$ 3.92	$ 2.23	$ 1.82

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In Thousands New Taiwan Dollars)

	Capital Stock		Capital Surplus	Retained Earnings (Note 14)				Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
	Common stock	Preferred stock	(Notes 6 and 14)	Legal reserve	Special reserve	Unappro-priated	Total	(Note 2)	(Note 2)		(Note 14)	
BALANCES, JANUARY 1, 2002	$90,611,684	$477,680	$416,570	$19,335,352	$ 9,911,702	$ 8,186,970	$37,434,024	($569,837)	$198,881	($15,508)	($1,905,059)	$ 126,648,435
Conversion of preferred stock to common stock	10	(10)	-	-	-	-	-	-	-	-	-	-
Shares held by subsidiaries accounted for as treasury stock	-	-	-	-	-	-	-	-	-	-	(1,356,485)	(1,356,485)
Transfer of special reserves to unappropriated earnings	-	-	-	-	(2,200,000)	2,200,000	-	-	-	-	-	-
Transfer of capital surplus from gain on disposal of properties to unappropriated retained earnings	-	-	(20,514)	2,051	-	18,463	20,514	-	-	-	-	-
Appropriation of 2001 earnings (Note 14)												
Legal reserve	-	-	-	745,975	-	(745,975)	-	-	-	-	-	-
Special reserve	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
Capitalization of bonus to employees	276,458	-	-	-	-	(276,458)	(276,458)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
Cash dividends to preferred stockholders—12%	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
Cash dividends to common stockholders—8%	-	-	-	-	-	(7,128,935)	(7,128,935)	-	-	-	-	(7,128,935)
Stock dividends to preferred stockholders—2%	9,553	-	-	-	-	(9,553)	(9,553)	-	-	-	-	-
Stock dividends to common stockholders—2%	1,782,234	-	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
Net income in 2002	-	-	-	-	-	16,839,080	16,839,080	-	-	-	-	16,839,080
Adjustment of equity in investees due to change in percentage of ownership	-	-	2,927	-	-	(51,407)	(51,407)	-	-	-	1,773	(46,707)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	14,346	-	-	-	14,346
Translation adjustments	-	-	-	-	-	-	-	-	23,510	-	-	23,510
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(188)	-	(188)
Disposal of the Corporation's shares held by subsidiaries	-	-	6,004	-	-	-	-	-	-	-	14,694	20,698
Cash dividends declared by the Corporation and received by subsidiaries	-	-	76,610	-	-	-	-	-	-	-	-	76,610
BALANCES, DECEMBER 31, 2002	92,679,939	477,670	481,597	20,083,378	8,002,165	16,874,520	44,960,063	(555,491)	222,391	(15,696)	(3,245,077)	135,005,396
Conversion of preferred stock to common stock	50	(50)	-	-	-	-	-	-	-	-	-	-
Appropriation of 2002 earnings (Note 14)												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Capitalization of bonus to employees	445,890	-	-	-	-	(445,890)	(445,890)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders—14%	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders—14%	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Stock dividends to preferred stockholders—1.5%	7,164	-	-	-	-	(7,164)	(7,164)	-	-	-	-	-
Stock dividends to common stockholders—1.5%	1,390,194	-	-	-	-	(1,390,194)	(1,390,194)	-	-	-	-	-
Net income in 2003	-	-	-	-	-	36,979,214	36,979,214	-	-	-	-	36,979,214
Adjustment of equity in investees due to change in percentage of ownership	-	-	14,087	-	-	(59,862)	(59,862)	-	-	-	(46)	(45,821)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	43	-	-	-	43
Translation adjustments	-	-	-	-	-	-	-	-	(130,691)	-	-	(130,691)
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(6,015)	-	(6,015)
Transfer of treasury stock to employees	-	-	(82,614)	-	-	(14,863)	(14,863)	-	-	-	1,904,543	1,807,066
Disposal of the Corporation's shares held by subsidiaries	-	-	151,119	-	-	-	-	70,344	-	-	163,875	385,338
Cash dividends declared by the Corporation and received by subsidiaries	-	-	128,858	-	-	-	-	-	-	-	-	128,858
BALANCES, DECEMBER 31, 2003	$94,523,237	$477,620	$693,047	$21,767,286	$ 8,002,165	$37,165,249	$66,934,700	($485,104)	$ 91,700	($21,711)	($1,176,705)	$ 161,036,784

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Year Ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$36,979,214	$16,839,080
Depreciation	11,021,179	11,335,753
Amortization	335,682	416,339
Deferred income tax	(319,998)	354,706
Provision for (reversal of allowance for) bad debts	(4,346)	1,260
Provision for loss on inventories	-	33,836
Investment income under the equity method	(5,929,528)	(2,566,906)
Long-term investment loss under the cost method	-	597,214
Loss on disposal of properties	28,146	64,678
Cash dividends from long-term investments under the equity method	1,633,785	1,343,998
Gain on disposal of investments	(323,485)	(239,669)
Unrealized gain on intercompany transaction	2,826	-
Amortization of discount and exchange loss on forward exchange	65,260	5,073
Changes in operating assets and liabilities		
Notes receivable	(109,484)	(233,648)
Accounts receivable	595,681	172,607
Other receivable	(36,602)	96,830
Inventories	(3,764,286)	2,869,309
Other current assets	(254,582)	(279,376)
Accounts payable	758,545	650,182
Income tax payable	2,809,211	3,730,522
Accrued expense	1,094,637	569,875
Other current liabilities	(96,486)	31,249
Net cash provided by operating activities	44,485,369	35,792,912
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in short-term investments	(18,758,191)	(7,305,143)
Increase in long-term investments	(4,404,186)	(1,148,397)
Proceeds from disposal of long-term investments	9,641	-
Acquisition of properties	(5,774,382)	(7,172,280)
Decrease in pledged time deposits	1,999,702	1,300,000
Decrease in other assets	38,382	35,057
Net cash used in investing activities	(26,889,034)	(14,290,763)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash dividends	(13,040,702)	(7,166,275)
Decrease in bonds payable	(9,200,000)	(5,850,000)
Increase (decrease) in short-term bank loans and overdraft	3,799,782	(5,138,225)
Increase (decrease) in commercial paper payable	700,867	(1,844,905)
Increase in long-term debts	1,398,760	-
Repayment of long-term debts	(2,223,765)	(2,773,437)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	Year Ended December 31	
	2003	2002
Effect of changes in exchange rate on long-term debts	$ -	$ 62,920
Transfer of treasury stock to employees	1,807,066	-
Compensation to directors and supervisors	(44,589)	(27,646)
Net increase in cash resulting from purchase of forward exchange contract	-	2,210
Net cash used in financing activities	(16,802,581)	(22,735,358)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	793,754	(1,233,209)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,068,966	4,302,175
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,862,720	$ 3,068,966
SUPPLEMENTAL INFORMATION		
Interest paid	$ 1,917,066	$ 2,612,428
Interest expense capitalized	(158,503)	(133,949)
Interest paid, excluding capitalized amounts	$ 1,758,563	$ 2,478,479
Income tax paid		
Payment of prior years' income taxes	$ 3,655,060	$ -
Prepayment and withholding taxes	1,982,458	23,450
Separate income tax on interest income	944	3,728
	$ 5,638,462	$ 27,178
PURCHASE OF PROPERTIES		
Purchase of properties	$ 6,166,246	$ 6,534,741
Decrease (increase) in payable on properties purchased	(391,864)	637,539
	$ 5,774,382	$ 7,172,280
NONCASH FINANCING ACTIVITIES		
Current portion of long-term liabilities	$10,050,000	$12,185,045
Corporation's shares acquired and held by subsidiaries accounted for as treasury stock	$ 1,176,189	$ 1,340,018

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED 2003 AND 2002
(Amounts in Thousands of New Taiwan Dollars, Except Amounts Stated Otherwise and Earnings Per Share, Dividends)

1. ORGANIZATION AND OPERATION

The Corporation was incorporated in December 1971. It manufactures and sells steel products.

The Corporation's stock is listed and traded on the Taiwan Stock Exchange. As of December 31, 2003, the Ministry of Economic Affairs, Republic of China (MOEA-ROC) owned 23.64% of the Corporation's outstanding common stock.

As of December 31, 2003 and 2002, the Corporation had employees of about 8,600 and 8,700 respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Corporation, which conform to generally accepted accounting principles in ROC, are summarized below.

Use of Estimates

Accounting Standards require management to make estimates and judgments that affect the recording of assets, liabilities, revenues and expense. The Corporation bases its estimates on historical experience and assumptions, as appropriate under the circumstance. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventories loss, useful lives of properties, pension and loss from lawsuits. Actual results may differ from these estimates because circumstances under which the estimates are made are subject to change.

Assets and Liabilities Classified As Current and Non-current

Current assets include unrestricted cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities that are reasonable expected to settled are classified as current. All other assets and liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents represent commercial papers within three-month maturities.

Short-term Investments

Short-term investments consist of bond funds and stocks listed on the Taiwan Stock Exchange that are not intended for long-term holding and are stated at the lower of weighted average cost or market value. If market value falls below carrying value, the decline is charged to loss, and an allowance for investment loss is provided. If the market price recovers, the allowance will be reversed to the extent of the recovery up to cost. Market value represents net asset value of bond funds on balance sheet date, and average price of listed stocks in the latest month of the reporting period.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. The carry value per share is recalculated on the basis of totally owned shares after the stock dividend are received. Cash dividends in the year of investment acquisition are accounted for as a deduction of the carrying value of the investment in the year of investment acquisition but subsequently accounted for as dividend income.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of aging accounts and the evaluation of the collectibility of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except for construction in progress, are stated at the lower of total moving average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects over one year are valued under the percentage-of-completion method, and construction in progress is stated at the costs incurred plus (less) the estimated gain (loss). Construction in progress in excess of advance collections is included in current assets, while advance collections in excess of construction in progress is included in current liabilities.

Long-term Investments

Long-term stock investments in which the Corporation owns 20% or more of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. The Corporation recognizes investment income or losses using the investees' financial statements for the same accounting period. If the financial statements of investees cannot be obtained in time, the Corporation recognizes investment income or losses in the semiannual financial statements, using the investees' financial statements of preceding year. Unrealized gains or losses from transactions with investees and from transactions among investees are eliminated. Cash dividends received from investees are recorded as a reduction of the investment carrying value. Translation adjustments, unrealized loss on investees' long-term investments and unrecognized net loss on pension cost are recognized proportionately at the Corporation's shareholdings. If an investee issues additional shares but the Corporation does not acquire shares proportionately to ratio of shareholding, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus, or to unappropriated earnings if capital surplus is not enough for debiting purposes. If the market prices of investees decline significantly and, the decline is permanent, the investment loss should be recognized as realized loss in the same year of the decline. This investment will be reevaluated if an investee's market value becomes higher than book value per share. The difference between the new cost of the investment and the proportionate equity in the investee is amortized over five years.

Other investments are accounted for by the cost method. If evidence indicates that the market value of investments has significantly declined permanently, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from investee are recorded as a reduction of the cost in the year of acquisition and subsequently recorded as investment income. Upon sale of investment, the cost of investment sold is calculated under the weighted-average method.

Properties and Rental Assets

Properties and rental assets (included in other assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arising from the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation of properties is calculated by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; and miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value is depreciated over its reestimated service life.

Depreciation of machinery and equipment leased to the Corporation's investee (included in other assets—rental assets) is calculated by the working hour method.

Upon sale or other disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income. Until 2000, any such gains, net of applicable income tax, were transferred to capital surplus at year-end. However, under a resolution passed at the Corporation's 2002 shareholders' meeting, the accumulated amounts were retransferred to retained earnings.

Unamortized Repair Expense

Unamortized repair expense refers to the major repair of blast furnaces and is amortized by the straight-line method over five years.

Treasury Stock

The Corporation acquired its share stock in accordance with government regulations and accounted for as treasury stock at cost, which is presented as a reduction to arrive at stockholders' equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are reclassified to treasury stock from long-term investments and accounted for at the carrying value recorded by subsidiaries for short-term or long-term investments as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers as follows: domestic sales—when products are taken out of the Corporation's premises for delivery to customers; exports—when products are loaded onto vessels.

Sales are measured at fair value, which is a price (net of trade discounts and sales discounts) agreed to the Corporation and customers. But if the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and sales transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and the amount appropriated to a special fund (Note 12) is recognized as accrued pension liability (included in other current liabilities). Unamortized net transition assets and actuarial gains or loss are amortized over 11 years and the average remaining service life of employees, respectively.

Income Tax

The Corporation uses on inter-period allocation for income tax. Tax effects of deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

Tax credits for certain purchases of equipment, research and development, employees' training costs, and investment in the newly emerging, important and strategic industries are recognized as income tax credits when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax expense.

Annual earnings are appropriated under a resolution adopted in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. These taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different exchange rates, when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates, and resulting differences are accounted for as follows:

(a) Equity-accounted stock investment-as cumulative translation adjustments under stockholders' equity;

(b) Cost-accounted stock investment-same as (a) above if restated balances are lower than their costs; otherwise, no adjustment is made;

(c) Other assets and liabilities-as credits or charges to current income.

Derivative Financial Instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the starting dates of the contracts. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Ending balances of forward exchange contracts are restated at the exchange rates prevailing at year-end, and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to transaction prices. If the adjusted transaction prices exceed their market values, the exchange loss with excess amount is recognized when it occurs.

The receivables and payables on forward contracts are netted out and the resulting amount is presented as a current asset or liability.

Reclassifications

Certain accounts for 2002 have been reclassified to conform to the 2003 presentation.

3. SHORT-TERM INVESTMENTS

	2003	2002
Bond funds	$37,861,636	$18,783,880
Stocks listed on the Taiwan Stock Exchange	967,456	967,456
	$38,829,092	$19,751,336

4. INVENTORIES

	2003	2002
Finished products	$ 4,515,792	$ 3,742,381
Work in process	4,763,844	4,480,124
Raw materials	3,308,927	2,813,293
Supplies	4,071,484	3,343,868
Fuel	84,074	84,580
Materials in transit and unallocated freight expenses	2,421,722	1,135,651
Others	236,608	38,268
	19,402,451	15,638,165
Allowance for losses	169,689	169,689
	$19,232,762	$15,468,476

5. LONG-TERM INVESTMENTS

	2003		2002	
	Amount	% of Ownership	Amount	% of Ownership
Stocks—under equity method				
China Steel Express Corporation (CSE)	$ 7,152,017	100	$ 5,492,165	100
C. S. Aluminum Corporation (CAC)	6,467,143	98	5,857,035	98
Gains Investment Corporation (GIC)	5,043,191	100	4,936,000	100
China Prosperity Development Corporation (CPDC)	4,769,218	100	4,070,362	100
Kaohsiung Rapid Transit Corporation (KRTC)	3,118,166	31	3,139,515	31
China Steel Asia Pacific Holdings Pte. Ltd. (CSAPH)	2,504,169	100	2,164,996	100
Yieh Loong Enterprises Corporation (YLEC)	1,197,325	24	370,175	24
Taisil Electronic Materials Corporation (TEM)	1,186,040	35	1,031,691	35
China Steel Global Trading Corporation (CSGT)	1,010,957	100	1,055,353	100
Kuei Yi Industrial Co. (KYIC)	949,365	35	557,098	30
China Steel Chemical Corporation (CSCC)	938,761	30	810,063	31
Goang Yaw Investment Corporation and other two companies	817,266	99	279,294	100
China Steel Machinery Corporation (CSMC)	685,777	100	755,105	100
Info-Champ Systems Corporation (ICSC)	518,339	99	506,463	99
China Hi-ment Corporation (CHC)	510,909	20	489,784	20
China Steel Structure Corporation (CSSC)	454,215	18	467,871	18
China Ecotek Corporation (CEC)	368,237	36	364,215	36
China Steel Security Corporation (CSS)	224,328	100	205,383	100
Taiwan Rolling Stock Co., Ltd. (TRSC)	162,972	27	160,647	27
Phalanx Biotech Group Corporation (PBG)	98,665	21	100,000	21

(Continued)

	2003 Amount	2003 % of Ownership	2002 Amount	2002 % of Ownership
TaiAn Technologies Corporation (TTC)	$ 7,629	17	$ -	-
China Steel Management Consulting Corporation (CSMCC)	4,058	38	-	-
Hi-mag Magnetic Corporation (HMC)	-	50	-	50
	38,188,747		32,813,215	
Less: Shares held by subsidiaries accounted for as treasury stock	1,176,189		1,340,018	
	37,012,558		31,473,197	
Stocks—under cost method				
Eastern Broadband Telecommunications Co., Ltd.	1,200,000	2	1,200,000	2
Industrial Bank of Taiwan	1,000,000	4	1,000,000	4
Tang Eng Iron Works Corporation (TEIWC)	-	9	-	9
CDIB & Partners Investment Holding Corporation	500,000	5	500,000	5
Overseas Investment & Development Corporation	50,000	6	50,000	6
Maruichi Steel Tube Ltd.	757,919	2	757,919	2
Advanced Material Technology Corporation	249,349	3	249,349	3
GenMont Biotech Inc. (GMB)	55,269	15	60,990	17
CDIB BioScience Ventures I, Inc.	120,000	5	120,000	5
Kuei Yi Industrial Corporation—preferred stock	999,877	100	-	-
East Asia United Steel Corporation (EAUS) - Preferred stock	1,377,823	33	-	-
Taiwan High Speed Rail Corporation (THSRC) - Preferred stock	1,000,000	4	-	-
CTB I Venture capital Co., Ltd.	50,000	5	-	-
	7,360,237		3,938,258	
Fund—Sino-Canada Biotechnology Development Fund, LP (SCBDF)	185,411		120,831	
	$44,558,206		$35,532,286	

As of December 31, 2003 and 2002, the Corporation's total equity in YLEC was 39.3%, of which 23.7% was directly owned and 15.6% was indirectly owned.

In October 2002, GYIC and eight other investment companies merged and became three companies.

In August 2002, the Corporation increased the investment in CSAPH by $169,022 (US$5,000,658). CSAPH used these funds to increase its investment of RM19,000,000 in Ornasteel Enterprise Corporation (M) Sdn. Bhd. Thus, the Corporation's shareholdings in Ornasteel Enterprise increased from 70% to 72.27%.

In September 2002, the Corporation invested $120,000 in CDIB BioScience Ventures I, Inc., acquiring 4.8% shareholdings.

In October 2002, the Corporation invested $160,000 in TRSC, representing 27% shareholdings. TRSC mainly manufactures, sells, and rents motor-trolleys and parts.

In October 2002, the Corporation invested $100,000 in PBG, representing 21% shareholdings. PBG mainly does biochip research and production.

In January 2003, the Corporation increased its investment in KYIC by $91,971 through the acquisition of 45,000 thousand shares from GIC, raising the Corporation's shareholdings to 35% as of December 31, 2003. Later, KYIC effected a capital decrease, reducing the Corporation's holdings from 315,000 thousands shares to 63,945 thousand shares as of January 20, 2003. In January 2003, the Corporation acquired KYIC's 99,988 thousand preferred shares for $999,877. Preferred shareholders are entitled to 6% participating and cumulative dividends as well as voting and election rights.

In February 2003, the Corporation increased its investment in CPDC by $749,998 with its equity unchanged.

In March 2003, the Corporation subscribed for 300 thousand shares of CSMCC for $3,000, representing 38% equity. CSMCC is mainly engaged in management consulting services.

In March 2003, the Corporation obtained approval from the government to acquire 10% equity in Wuxi Teco Electric &Machinery Co., Ltd. for $59,308 (US$1,714,000) through China Steel Asia Pacific Holdings Pte Ltd. The investee is mainly engaged in the manufacture and sale of electric machinery, inveriter and AC & DC Control System.

In May 2003, the Corporation signed a slab production join venture contract with Sumitomo Metal Industries, Ltd. and Sumitomo Corporation. In July 2003, the joint venture company of East Asia United Steel Corporation (EAUS) was established, with a capital of ￥30.3 billion, which is expected to be fully contributed in four installments by May 2007. The Corporation will invest a total of ￥10 billion, or 33% of capital, of which $1,377,823 (￥4,444,000 thousand) was paid in 2003. The Corporation will have a stable supply of good quality slab from this joint venture. The Corporation signed a contract with YLEC, transferring to YLEC the right to buy slab from EAUS. The Corporation will receive premiums based on the volume purchased.

In 2003, the Corporation sold its holding of 469,000 shares of GMB resulting a gain of $3,920 to follow GMB's dispersion-of-shareholding procedure before traded on GreTai Securities Market. Thus, the corporation's equity in GMB decreased from 17% to 15%.

In September 2003, the Corporation acquired 100,000 thousand preferred shares of THSRC for $1,000,000. Those shares have 5% dividend nonparticipating and cumulative. THSRC builds and operates public transportation systems.

In October 2003, the Corporation acquired 5% equity in CTB I Venture Capital Co., Ltd. for $50,000. CTBI I Venture Capital Co., Ltd. mainly focuses on investments in high-technology industries.

The Corporation cumulatively acquired 84.35 units in SCBDF for $193,040 (CAD 8,435 thousand). In December 2003, SCBDF resolved to distribute shares of TaiAn Tecnologies Corporation, one of its investees, to its investors. The Corporation decreased its investment in SCBDF by 3.33 units for $7,629(CAD 333 thousand) and received 741 thousand shares of TTC proportionately, representing 17% shareholding and $7,629. As of December 31, 2003, the Corporation owned 81.02 units of carrying value of $185,411.

The Corporation's Board of Directors approved plans for additional investments of up to $5,236,391 in EAUS, THSRC, CSMC and CPDC, etc. The related implementation schedule depends on the investees' capital increase requirement . As of December 31, 2003, the Corporation had infused cash of $3,658,629 to these investees to effect their capital increase.

Investment income (loss) under the equity method was as follows:

	2003	2002
CSE	$2,488,318	$ 942,184
YLEC	827,309	120,407
CAC	593,172	506,560
Goang Yaw Investment Corporation and other two companies	537,972	111,202
CSAPH	380,335	350,737
CSGT	314,770	200,083
KYIC	300,237	(30,518)
CSCC	262,233	170,643
TEM	154,349	21,754
ICSC	79,912	83,858
CHC	60,763	42,180
GIC	30,049	168,695
CSS	17,527	11,674
CEC	13,998	8,390
CSSC	12,769	18,959
TRSC	2,325	647
CSMCC	1,058	-
CSMC	(69,328)	(48,195)
CPDC	(56,055)	(7,682)
KRTC	(20,850)	(1,108)
PBG	(1,335)	-
HMC	-	(103,564)
	$5,929,528	$2,566,906

Investment income (loss) as presented in the statements of income was as follows:

	2003	2002
Long-term investment loss under the cost method—TEIWC	$ -	($ 597,214)
Cash dividends	19,209	28,011
Gain from sales of long-term investments	3,920	-
Gain on sales of short-term investments	319,565	239,669
	$ 342,694	($ 329,534)

The Corporation fully recognized the balances of its investments in HMC and TEIWC as losses to reflect these investees' operation losses in 2002.

In 2001, the stock price of YLEC declined significantly. The Corporation recognized an investment loss based on the year-end market price. However, in 2002, the stock price of YLEC recovered to a level higher than its book value per share, and YLEC had profitable operations in 2002. Thus, the investment in YLEC was reaccounted for by the equity method effective November 2002, according to the interpretation issued by the Accounting Research and Development Foundation of the Republic of China.

For subsidiaries that did not meet the 10% rule, (subsidiary's total assets or total revenues 10% of the parents' respective accounts) exceed their total assets and total operating revenues were separately added up. If the sum of either total assets or total operating revenues of the subsidiaries reached 30% of the Corporation's total assets or total operating revenues ("30% subsidiaries"), a 30% subsidiary was consolidated only if its total assets or total assets were at least 3% of the Corporation's total assets or total operating revenues. Thus, the consolidated subsidiaries included CAC, CSE, CSGT, GIC and CSAPH.

The Corporation restated the consolidated financial statements for 2002, which included the above five subsidiaries, to conform to the 2003 presentation.

6. PROPERTIES

	Cost	Appreciation	Total
December 31, 2003			
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	36,376,643	2,445,500	38,822,143
Machinery and equipment	212,614,464	9,320,860	221,935,324
Transportation equipment	1,529,531	33,918	1,563,449
Miscellaneous equipment	2,987,294	34,562	3,021,856
	264,971,328	18,178,427	283,149,755
Accumulated depreciation			
Land improvements	2,889,297	397,335	3,286,632
Buildings and improvements	13,800,371	1,519,630	15,320,001
Machinery and equipment	153,680,130	9,311,885	162,992,015
Transportation equipment	1,200,066	33,851	1,233,917
Miscellaneous equipment	2,306,632	34,542	2,341,174
	173,876,496	11,297,243	185,173,739
Constructions in progress	4,741,252	-	4,741,252
	$ 95,836,084	$ 6,881,184	$ 102,717,268
December 31, 2002			
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	35,814,229	2,445,529	38,259,758
Machinery and equipment	207,628,941	9,539,413	217,168,354
Transportation equipment	1,596,970	39,186	1,636,156
Miscellaneous equipment	2,826,054	35,292	2,861,346
	259,329,590	18,403,007	277,732,597
Accumulated depreciation			
Land improvements	2,667,778	356,083	3,023,861
Buildings and improvements	12,800,874	1,456,137	14,257,011
Machinery and equipment	146,769,102	9,523,943	156,293,045
Transportation equipment	1,268,771	39,058	1,307,829
Miscellaneous equipment	2,159,762	35,261	2,195,023
	165,666,287	11,410,482	177,076,769
Constructions in progress	6,815,268	-	6,815,268
	$ 100,478,571	$ 6,992,525	$ 107,471,096

The Corporation constructed and acquired certain properties (e.g., factories or equipment) through bank loans. Information on interest capitalization is as follows:

	2003	2002
Total interest expense	$1,544,100	$2,346,195
Interest expense capitalized (included in constructions in progress)	158,503	133,949
Interest rate for capitalization	4.26%	5.23%

The interest rate for capitalization is determined on the basis of weighted average interest rate of loans.

In 1981 and 1994, the Corporation revalued its properties and patents in accordance with government regulations, resulting in an increment of $17,662,343. After the deduction of the reserve for land value increment tax of $3,370,813, an increment of $14,291,530 was credited to capital surplus. As of December 31, 2003, a capital surplus of $13,952,356 had been transferred to a capital account.

7. RENTAL ASSETS

	2003	2002
Land—at cost	$2,966,398	$2,966,398
Machinery and equipment—at cost, less accumulated depreciation of $1,207,188 and $1,077,937 as of December 31, 2003 and 2002, respectively	792,812	922,063
	$3,759,210	$3,888,461

The abovementioned rental assets represent the land and some of its plant property and machinery acquired through a loan from the National Defense Industrial Development Fund that were leased to subsidiaries (Note 18).

8. SHORT-TERM BANK LOANS AND OVERDRAFT

	2003	2002
Credit loans—due within 180 days; interest at 1.025%-1.028% p.a. and 1.875% p.a. as of December 31, 2003 and 2002, respectively	$ 2,800,000	$ 400,000
Letters of credit—due within 180 days; interest at 0.24%-5.35% p.a. and 0.26%-4.5% p.a. as of December 31, 2003 and 2002, respectively	425,742	367,321
Overdraft—interest at 0.8%-4.375% p.a. and 6.375% p.a. as of December 31, 2003 and 2002, respectively	1,383,728	42,367
	$ 4,609,470	$ 809,688

As of December 31, 2003 and 2002, the Corporation had provided time deposits of $4,900,000 and $6,900,000 as collaterals for short-term borrowings and commercial paper. The unused credit lines for short-term borrowings aggregated about $32,924,000 as of December 31, 2003.

9. COMMERCIAL PAPER PAYABLE

	2003	2002
Commercial paper—interest rates at 0.70%-0.92% p.a. and 1.49% p.a. as of December 31, 2003 and 2002, respectively	$ 1,700,000	$ 1,000,000
Unamortized discounts	(786)	(1,653)
	$ 1,699,214	$ 998,347

10. LONG-TERM BONDS PAYABLE

	2003	2002
5-year unsecured bonds—issued at par in:		
November 2001; payable in November 2006; interest at 3.1% p.a., payable annually	$ 3,500,000	$ 3,500,000
November 2001; payable in November 2006; interest at 3.0763% p.a., compounded semiannually and payable annually	1,500,000	1,500,000
June 2001; payable in June 2006; interest at 4.27% p.a., payable annually	5,000,000	5,000,000
November 2000; payable in December 2005; interest at 5.18% p.a., payable annually	5,000,000	5,000,000
July 1999; payable in July 2004; interest at 5.99% p.a., compounded semiannually and payable annually	2,250,000	2,250,000
May 1999; payable in June 2004; interest at 5.69% p.a., compounded semiannually and payable annually	7,750,000	7,750,000
November 1998; interest at 6.785% p.a., repaid in October 2003	-	2,500,000
May 1998; interest at 7.4% p.a., repaid in May 2003	-	1,700,000
4-year unsecured bond—issued at par in March 1999, interest at 6.5% p.a., repaid in March 2003	-	5,000,000
	25,000,000	34,200,000
Current portion	(10,000,000)	(9,200,000)
	$15,000,000	$25,000,000

11. LONG-TERM DEBTS

	2003	2002
Mortgage bank loans:		
Repayable in July 2010; floating rate at 0.2210% p.a. as of December 31, 2003 (Note 19)	$ 1,398,760	$ -
Repayable in December 2006; floating rates at 0.2213% and 1.0466% p.a. as of December 31, 2003 and 2002, respectively (Note 19)	826,540	761,280
Repayable in June 2004; floating rates at 3.125% p.a. as of December 31, 2003 and 2002 (Note 19)	50,000	50,000
Repayable in March 2003; floating rates at 3.125% p.a.; repaid in March 2003 (Note 19)	-	2,050,000
Equipment import loans:		
Sumitomo Bank—interest at 6.715% p.a.; repaid in February 2003	-	173,765
	2,275,300	3,035,045
Current portion	50,000	2,985,045
	$ 2,225,300	$ 50,000

12. PENSION PLAN

The Corporation has a defined benefit pension plan for all regular employees, which provides pension benefits based on length of service and average salary of the six months before retirement.

The Corporation makes contributions, equal to a certain percentage of salaries, to a pension fund, which is deposited in the Central Trust of China in the name of an employees' pension fund administration committee. This committee administers the fund. The changes in the fund are summarized as follows:

	2003	2002
Balance, beginning of year	$8,043,510	$6,735,145
Contributions	1,157,201	1,093,563
Interest income	171,582	258,275
Payment of benefits	(101,674)	(43,473)
Balance, end of year	$9,270,619	$8,043,510

Since August 1999, the Corporation has also made contributions, equal to a certain percentage of salaries of management personnel (vice president and above), to another pension fund, which is deposited in the International Commercial Bank of China in the name of the officers' pension fund management committee. The committee administers the fund. The changes in the fund are summarized as follows:

	2003	2002
Balance, beginning of period	$ 16,317	$ 16,462
Contributions	6,612	2,787
Interest income	109	546
Payment of benefits	(15,788)	(3,478)
Balance, end of period	$ 7,250	$ 16,317

Pension information based on actuarial calculation is as follows:

	2003	2002
a. Net pension cost		
Service cost	$1,175,009	$1,024,132
Interest cost	311,779	343,664
Expected return on plan assets	(299,204)	(367,027)
Amortization	(9,536)	(9,536)
	$1,178,048	$ 991,233
b. Reconciliation of the funded status of the plan and accrued pension liability		
Benefit obligation		
Vested	$ 165,185	$ 122,887
Non-vested	7,578,126	6,350,226
Accumulated	7,743,311	6,473,113
Additional benefits based on future salaries	2,230,795	2,517,629
Projected	9,974,106	8,990,742
Fair value of plan assets	(9,401,370)	(8,231,496)
Funded status	572,736	759,246
Unrecognized net asset at transition	100,127	109,663
Unamortized net actuarial loss	(573,450)	(814,964)
Accrued pension liabilities (included in other current liabilities)	$ 99,413	$ 53,945
c. Vested benefits	$ 179,469	$ 133,642

	2003	2002
d. Actuarial assumptions		
Discount rate used in determining present values	3.5%	3.5%
Future salary increase rate	2.5%	3.0%
Expected rate of return on plan assets	3.5%	3.5%

The difference between the pension fund and the fair value of plan assets as of December 31, 2003 and 2002 represented the accrued interest income of the fund.

13. DEFERRED CREDITS—GAIN ON INTERCOMPANY TRANSACTION

A deferred revenue of $1,405,040 was the unrealized gain from the sale of land to a subsidiary, China Prosperity Development Corporation, in February 1999. These credits will be recognized as income when the subsidiary resells the land.

The Corporation contracted construction projects with KRTC, resulting in a deferred revenue of $2,826 in 2003. The accumulated credits will be recognized as revenue over service lives after completion of construction, which is expected to be in 2007.

14. STOCKHOLDERS' EQUITY

a. Treasury stock

	Thousand Shares			End of Year	
Purpose	Beginning of Year	Increase	Decrease	Thousand Shares	Amount
2003					
1) Shares acquired for transfer to employees	150,000	-	149,964	36	$ 516
2) Shares acquired and held by subsidiaries	96,810	1,383	11,956	86,237	1,176,189
	246,810	1,383	161,920	86,273	$ 1,176,705
2002					
1) Shares acquired for transfer to employees	150,000	-	-	150,000	$ 1,905,059
2) Shares acquired and held by subsidiaries	96,026	1,918	1,134	96,810	1,340,018
	246,026	1,918	1,134	246,810	$ 3,245,077

1) Shares acquired for transfer to employees

In 2001, the Corporation acquired its common shares, of which 149,964 thousand shares have been transferred to employees in January 2003, resulting in decreases in capital surplus of $82,614 and retained earnings of $14,863.

Under the Securities Transaction Law, the Corporation's share repurchase is restricted to up to 10% of total issued shares, and the total purchase amount should not exceed retained earnings plus paid-in capital in excess of par value and realized capital surplus. In addition, the Corporation should transfer those shares to employees within three years. These shares are deemed unissued if they are not transferred in time and the Corporation should then register with the government a capital decrease. Further, the Corporation should not pledge these stocks as collateral and is not entitled to dividends and or the exercise of voting rights on these stocks.

2) Shares acquired and held by subsidiaries

The Corporation's shares acquired and held by subsidiaries were accounted for as treasury stock (recorded as long-term or short-term investment by investees), which consisted of 96,026 thousand shares (carrying value of $1,356,485) as of January 1, 2002. The treasury stock increased by 1,383 thousand shares in 2003 and by 1,918 thousand shares in 2002 resulting from the Corporatoin's capitalization of retained earning. Furthermore, the treasury stock decreased by 11,956 thousand shares in 2003 and 1,134 thousand shares in 2002 because of subsidiaries' disposal of their holdings of the Corporation's shares.

Although these shares are treated as treasury stock in the financial statements, the stockholders are entitled to exercise their rights on these stocks, except participation in capital increase by cash.

b. Overseas depositary receipts

In May 1992 and February 1997, the ROC's Ministry of Economic Affairs sold to international investors 20,537,550 units of Global Depositary Receipts (GDR) and 7,631,800 units of Rule 144A American Depositary Receipts (ADR) to international investors. The depositary shares increased by 3,627,480 units when retained earnings were capitalized. In October 2003, the MOEA sold 60,159,800 units of Global Depositary Receipts in Europe and Asia. Each unit represents 20 shares of the Corporation's common stock. Total units of GDR and ADR issued represented 1,839,132,721 shares of the Corporation's common stock. Under relevant regulations, the GDR or ADR holders may request the domestic sale of the shares represented by the GDR or ADR. As of December 31, 2003, the outstanding depositary shares were 40,947,857 units, equivalent to 818,957,261 common shares and 8.7% of the issued common shares.

c. Preferred stock

Preferred stockholders have the following entitlements or rights:

1) 14% annual dividends, with dividend payments ahead of those to common stockholders;

2) Preference over common stock in future payment of dividends in arrears;

3) Redemption of stock, at the Corporation's option out of its retained earnings or the proceeds from issuance of new shares;

4) The same rights as common stockholders, except the right to vote for directors and supervisors; and

5) Conversion of shares into common stock.

d. Capital surplus

Following are the sources of capital surplus:

	2003	2002
Revaluation increment on assets (Note 6)	$339,174	$339,174
Treasury stock transaction	279,977	82,614
Long-term investments under the equity method	65,797	51,710
Others	8,099	8,099
	$693,047	$481,597

Under relevant regulations, the capital surplus from revaluation increment on assets can only be used to offset a deficit after 2002. A capital surplus from treasury stock transaction can be used to offset a deficit or transferred to capital. Capital surplus from long-term investment accounted for under the equity method is prohibited from any use.

e. Appropriation of retained earnings

The Corporation's Articles of Incorporation provides that the annual net income, less any deficit, should be appropriated in the following order of presentation:

1) 10% as legal reserve, until its balance equals the issued capital stock;

2) Preferred stock dividends at 14% of aggregate par value;

3) Of the remainder, 0.3% as compensation to directors and supervisors and 3% as bonus to employees;

4) Common-stock dividends at 14% of aggregate par value; and

5) The remainder, if any, as additional dividends divided equally between the holders of preferred and common stocks.

The Board of Directors should propose the appropriation of annual income. If necessary, it may, after appropriating preferred stock dividends at 14% of aggregate par value, propose to retain certain earnings as a special reserve. These proposals should be submitted to the stockholders' meeting for approval.

The Corporation is required to appropriate a special reserve from annual earnings for any net debit balance resulting from adjustments to the stockholders equity, excluding treasury stock. Effective 2002, if the market price is lower than the carrying value of the Corporation's shares held by subsidiaries, the Corporation should appropriate a special reserve equal to the difference between market price and carrying value. The Corporation may release a portion of this special reserve when debit balances are partially or fully reversed.

The Corporation's steel industry is in a phase of stable growth, and the appropriation of dividends and bonus should be at more than 75% in cash and less than 25% in stock.

Under the Company Law, legal reserve may be used to offset a deficit. When the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital.

The capital surplus of $18,463 from gain on disposal of properties (after appropriating legal reserve of $2,051) and special reserve of $2,200,000 had been transferred to retained earnings under a resolution passed at the stockholders' meeting in 2002.

In the June 2003 and 2002 meetings, the Corporation's stockholders approved the 2002 and 2001 earnings appropriation, which was proposed by the Board of Directors in March 2003 and 2002.:

	Amount		Dividends Per Share	
	2002	2001	2002	2001
Legal reserve	$ 1,683,908	$ 748,026		
Preferred special reserve	-	290,463		
Preferred Stock				
Cash dividends	66,867	57,322	$ 1.40	$ 1.20
Stock dividends	7,164	9,553	0.15	0.20
Common stocks				
Cash dividends	12,975,148	7,128,935	1.40	0.80
Stock dividends	1,390,194	1,782,234	0.15	0.20
Compensation to directors and supervisors	44,589	27,646		
Bonus to employees	445,890	276,458		
	$16,613,760	$10,320,637		

As of January 29, 2004, the auditors' report date, the appropriation of 2003 earnings had not been proposed by the Board of Directors. Information on the Board of Directors' proposed appropriation of the 2003 earnings and related stockholders' meeting may be accessed through the Web site of the Taiwan Stock Exchange Corporation.

f. Effect of bonus to employees and compensation to directors and supervisors charged to expense

The aforementioned appropriation of bonus to employees and compensation to directors and supervisors was as follows:

	Amount	Shares (Thousands)	Percentage to Common Shares Outstanding as of December 31, 2002 (%)
2002			
Bonus to employee—stock	$445,890	44,589	0.49
Compensation to directors and supervisors—cash	44,589	-	-
	$490,479		
2001			
Bonus to employees—stock	$276,458	27,646	0.31
Compensation to directors and supervisors—cash	27,646	-	-
	$304,104		

Had the bonus to employee and compensation to directors and supervisors been charged to expense (stock bonus calculation was based on par value) in 2002, the basic earnings per share (after tax) for 2002 would have decreased (The capitalization of retained earnings in 2003 already reflected the retroactive adjustment to the shares.):

2002: from $1.82 to $1.78

2001: from $0.80 to $0.77

g. Imputation tax system

Under the Imputation Tax System, domestic stockholders are allowed a tax credit for the income tax paid by the Corporation on earnings generated since 1998. Non-resident stockholders, including holders of overseas depository receipts, are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid.

As of December 31, 2003, the balance of the Imputation Credit Account (ICA) aggregated $2,043,119. This percentage for tax credit depends on the ICA balance on the dividend distribution date. Estimated and actual ratio were 23.12% for the 2003 earnings and 24.16% for the 2002 earnings.

As of December 31, 2003, undistributed earnings up to 1997 amounted to $35,440, which is not subject to the Imputation Tax System.

15. INCOME TAX

	2003	2002
Tax on pretax income at statutory rate (25%)	$11,276,722	$ 5,173,954
Add (deduct) tax effects of differences:		
Investment income—net	(1,568,056)	(555,597)
Depreciation	341,820	698,814
Unrealized foreign exchange loss (gain)—net	13,943	(24,695)
Provision of allowance for loss on inventories	-	8,459
Investment loss resulting from investees' capital decrease	(537,975)	(355,490)
Others	75,264	34,153
Income tax payable	9,601,718	4,979,598
Tax benefit	(1,208,374)	(1,756,015)
Deferred tax adjustments	(319,998)	354,706
Tax on undistributed earnings	128,797	430,506
Prior periods' adjustments	(75,412)	(155,789)
Separate income tax on interest income	944	3,728
Income tax	$ 8,127,675	$ 3,856,734

Deferred income tax assets and liabilities were as follows:

	2003	2002
Current		
Deferred income tax assets		
Provision for severance pay	$ 31,250	$ -
Provision of allowance for inventory loss	42,422	42,422
Others	45,587	27,944
	119,259	70,366
Deferred income tax liabilities		
Temporary difference from inventory between tax reporting and financial reporting	(34,711)	-
	84,548	70,366
Noncurrent		
Deferred income tax assets		
Unrealized foreign exchange loss	22,013	8,070
Others	1,224	3,210
	23,237	11,280
Deferred income tax liabilities		
Temporary difference from depreciation methods between tax reporting and financial reporting	(3,302,209)	(3,596,068)
	(3,278,972)	(3,584,788)
Total deferred income tax liabilities, net	($3,194,424)	($3,514,422)

Under related regulations, the above tax benefits from investment tax credits arose from expenditures for certain purchase of machinery and equipment, research and development, and employees' training costs, and investment in newly emerging, important and strategic industries.

Income tax payable is shown in the balance sheets in net of prepaid taxes.

The Corporation's income tax returns through 2000 had been examined and cleared by the tax authorities.

16. ATTRIBUTION OF EMPLOYEE BENEFITS, DEPRECIATION AND AMORTIZATION

	2003			2002		
	Cost of Revenues	Operating Expense	Total	Cost of Revenues	Operating Expense	Total
Employee benefits						
Salary	$ 12,072,589	$ 2,222,332	$ 14,294,921	$ 9,658,100	$ 1,794,353	$ 11,452,453
Health insurance	485,808	84,165	569,973	451,715	77,538	529,253
Pension costs	1,019,514	177,179	1,196,693	855,651	152,882	1,008,533
Others	187,805	32,160	219,965	148,233	26,209	174,442
	13,765,716	2,515,836	16,281,552	11,113,699	2,050,982	13,164,681
Depreciation	10,538,137	353,739	10,891,876	10,884,040	348,005	11,232,045
Amortization	318,848	3,293	322,141	399,819	1,915	401,734
	$ 24,622,701	$ 2,872,868	$ 27,495,569	$ 22,397,558	$ 2,400,902	$ 24,798,460

The difference in depreciation and amortization as shown above and that shown in the statements of cash flow represents the depreciation of leased assets and amortization of issuance costs of bond, which are included in nonoperating expense.

17. EARNINGS PER SHARE

Earnings per share (EPS) are calculated using the following numerators and denominators:

Numerator – Net income

	2003		2002	
	Before Tax	After Tax	Before Tax	After Tax
Net income	$ 45,106,889	$ 36,979,214	$ 20,695,814	$ 16,839,080
Less: Preferred dividend	81,564	66,867	82,190	66,874
Basic EPS				
Net income of common stockholders	45,025,325	36,912,347	20,613,624	16,772,206
Effect of potentially dilutve shares : 14% cumulative and convertible preferred stocks	81,564	66,867	82,190	66,874
Diluted EPS				
Net income of to common stockholders and effect of potentially dilutve shares	$ 45,106,889	$ 36,979,214	$ 20,695,814	$ 16,839,080

Denominator – Thousand shares

	2003	2002
Weighted average of issued common shares	9,452,324	9,267,994
Add: Retroactive adjustments for capitalization of retained earnings	-	184,325
Less: Weighted average of treasury stocks		
-Purchased by the Corporation	6,285	150,000
-Held by subsidiaries	86,237	98,262
	9,359,802	9,204,057
Potentially dilutive preferred stocks	47,762	47,767
	9,407,564	9,251,824

In EPS calculation, the number of outstanding shares is retroactively adjusted for the effect of capitalization of retained earnings. Thus EPS before tax and after tax decreased from $2.29 to $2.24 and from $1.86 to $1.82, respectively, for the year ended December 31, 2002.

18. RELATED-PARTY TRANSACTIONS

a. Related parties

Related Parties	Relationship
C. S. Aluminum Corporation (CAC)	Investee
China Steel Express Corporation (CSE)	Investee
China Steel Chemical Corporation (CSCC)	Investee
China Steel Global Trading Corporation (CSGT)	Investee
China Hi-ment Corporation (CHC)	Investee
China Ecotek Corporation (CEC)	Investee
China Steel Structure Corporation (CSSC)	Investee
Yieh Loong Enterprises Corporation (YLEC)	Investee
China Steel Machinery Corporation (CSMC)	Investee
Gains Investment Corporation (GIC)	Investee
China Steel Security Corporation (CSS)	Investee
China Prosperity Development Corporation (CPDC)	Investee
Info-Champ Systems Corporation (ICSC)	Investee

(Continued)

Related Parties	Relationship
China Steel Management Consulting Corporation (CSMCC)	Investee
Taisil Electronic Materials Corporation (TEM)	Investee
Hi-mag Magnetic Corporation (HMC)	Investee
Goang-Yaw Investment Corporation	Investee
Horng-Yih Investment Corporation	Investee
Long-Yuan-Fa Investment Corporation	Investee
Kuei Yi Industrial Corporation (KYIC)	Investee
Kaohsiung Rapid Transit Corporation (KRTC)	Investee
Taiwan Rolling Stock Co., Ltd. (TRSC)	Investee
Phalanx Biotech Group corporation (PBG)	Investee
China Steel Asia Pacific Holdings Pte Ltd (CSAPH)	Investee
CSE Transport （International） Corporation	Substantially indirect investee
CSE Transport Corporation	Substantially indirect investee
Chung Mao Trading (BVI) Corp. (CSGT-BVI)	Substantially indirect investee
CSGT (Singapore) Pte. Ltd.	Substantially indirect investee
Jyh Yang management Corporation (JYCC)	Substantially indirect investee
Steel Castle Techonolgy Corp.	Substantially indirect investee
CSEI Transport Corporation (Panama)	Substantially indirect investee
CSGT Hong Kong Limited	Substantially indirect investee
Ornasteel Enterprise Corp. (M) Sdn. Bhd.(OEC)	Substantially indirect investee
Groupsteel Enterprise Corp. (M) Sdn. Bhd	Substantially indirect investee
WABO Global Trading Corporation (WGTC)	Substantially indirect investee
Universal Exchange Inc. (UEI)	Substantially indirect investee
United Steel Engineering and Construction Corporation (USECC)	Substantially indirect investee
Tang Eng Iron Works Corporation (TEIWC)	CSC is a director of TEIWC

b. Significant related party transactions:

	2003		2002	
	Amount	%	Amount	%
Sales				
CSSC	$ 2,540,667	2	$ 1,855,559	2
OEC	2,223,753	2	1,972,908	2
YLEC	2,145,685	2	4,818,301	5
CSCC	958,586	-	774,343	1
Others	1,582,250	1	1,006,392	1
	$ 9,450,941	7	$10,427,503	11
Purchases				
CSE	$ 9,221,100	21	$ 5,225,821	14
YLEC	1,797,443	4	397,791	1
CAC	1,532,302	4	1,523,332	5
Others	661,539	1	227,722	1
	$13,212,384	30	$ 7,374,666	21

Sales to and purchases from related parties are made under normal arms-length terms, except those with OEC, CSCC, CAC and CSE, for which there are no comparison data.

Assets lease

The Corporation leases its land and office to CAC, CSSC, CHC, CSCC and CSMC, etc. Rentals are calculated at 4% to 10% p.a. of land value as published by the government or under normal arms-length terms. Rentals are collected semiannually, except for rentals from CAC and that from CSCC on the storage tank and pipelines, which are collected monthly. Lease information is as follows:

	Expiry Date	Rental Income 2003	Rental Income 2002
CAC	February 2016	$ 47,317	$ 47,318
CSCC	December 2010	19,882	26,311
CSMC	November 2011	22,946	24,858
CSSC	May 2018	15,509	15,716
CHC	April 2012	5,018	5,012
Others	May 2008	3,859	4,457
		$ 114,531	$ 123,672

Property purchase

The Corporation signed a contract to buy from HMC land and factories for $202,704 based on independently appraised value. The total amount had been paid as December 31, 2002.

Factoring of notes receivable

The Corporation sold some of its notes receivable to JYCC without recourse for $3,027,385 and $3,630,869 as of December 31, 2003 and 2002, respectively. The related interest expenses were $28,032 in 2003 and $51,400 in 2002.

Other expenditures

Other expenditures paid to related parties pertained to furnace slag and clearance services, property maintenance or construction, export shipping charges, commissions for export and import services, etc.

	2003	2002
CEC	$ 666,851	$ 558,545
USECC	268,687	432,028
CSSC	455,104	394,070
CHC	385,074	338,909
CSE	272,180	323,828
CSGT	127,432	136,556
CSMC	347,116	100,830
Others	713,882	641,216
	$ 3,236,326	$ 2,925,982

Other revenues

Other revenues pertained to labor services, processing of products, liquid waste processing and recycling, and other services to related parties.

	2003	2002
TEIWC	$ 776,244	$ 588,434
KRTC	365,536	9,157
CAC	127,080	119,730
CSCC	55,035	49,832
KYIC	31,276	44,801
CSSC	36,170	38,818
Others	91,174	150,526
	$ 1,482,515	$ 1,001,298

b. Balances at year-end

	2003		2002	
	Amount	%	Amount	%
Receivables				
CSCC	$ 73,286	7	$ 67,588	3
CSSC	35,498	3	40,125	2
TEIWC	35,449	3	36,444	2
OEC	9	-	52,462	3
Others	26,188	3	37,572	2
	$ 170,430	16	$ 234,191	12
Payables				
CSE	$ 737,368	20	$ 321,699	13
CAC	217,387	6	104,218	4
Others	28,548	1	12,820	-
	$ 983,303	27	$ 438,737	17

19. PLEDGED ASSETS

a. Time deposits of $4,931,694 and $6,931,396 (included in pledged time deposits and other assets) as of December 31, 2003 and 2002, respectively, were pledged mainly as collateral for bank overdraft, etc.

b. As of 2003 and 2002, the Corporation provided 20,000,000 shares of CAC's stock as collateral for a credit line obtained from China Development Industrial Bank (director of the Corporation).

c. The Corporation provided machinery and equipment with carrying values of $5,499,831 and $6,033,570 as of December 31, 2003 and 2002, respectively, as collaterals for long-term credit lines from banks.

20. COMMITMENTS AS OF DECEMBER 31, 2003

a. The Corporation had several construction contracts, under guarantees of $1,369,721 granted by the International Commercial Bank of China and Taipei Bank.

b. Unused letters of credit amounted to $6,000,000.

c. The Corporation sold its note receivables of $849,348 to Chung Hsing Bills Finance Corporation (CHBT-C) and also fully guaranteed these receivables. To reduce its risk on this guarantee, the Corporation obtained credit risk insurance from an insurance company and entered into an agreement with CHBFC for CHBFC to share any loss on this credit risk.

d. The Corporation has raw material purchase contracts with suppliers from Australia, India, Brazil, Canada, Indonesia, Mainland China, Japan, Philippines, Russia, Vietnam and domestic companies with contract period from one to ten years. Contracted annual purchases of 8,480,000 metric tons of coal, 15,800,000 metric tons of iron ore, and 2,800,000 metric tons of stones are at prices negotiable every year. Unfulfilled purchase amounts as of December 31, 2003 were 9,250,000 metric tons of coal, 48,400,000 metric tons of iron ore, and 243,000 metric tons of stones.

e. In September 2003, YLEC contracted a Syndicated Credit Facility Agreement with Chiao Tung Bank and 23 other Banks. Under this agreement, the Corporation and its related parties should collectively hold at least 30% of YLEC's issued shares and have over half of the seats in the Board of Directors and influence on its operations As of December 31, 2003, the Corporation had total direct and indirect shareholdings in YLEC of 39.3% and two-thirds of the seats in Board of Directors and influence on its operations.

f. KRTC contracted a Syndicated Credit Facility Agreement with the Taiwan Bank and other 23 Banks. Under this agreement, the Corporation and its subsidiaries of which the Corporation owned more than 50% shareholdings should collectively hold at least 30% of KRTC's capital stock during the construction period. As of December 31, 2003, the Corporation's total equity in KRTC was 31%.

21. SUBSEQUENT EVENT

In January 2004, the Corporation sold 139,999 thousand shares of Taisil Electronic Materials Corp. for $1,399,985, resulting in a gain of $209,745.

22. FINANCIAL INSTRUMENTS

For the year ended December 31, 2003, the Corporation had no derivate transactions. There were no open forward exchange contracts as of December 31, 2003 and 2002.

a. The derivative financial instruments held by the Corporation are for nontrading purposes, mainly for hedging the exchange rate or price risks on foreign-currency rights or obligations. Thus, the Corporation chooses derivative financial instruments that reduce the risks associated with the hedged items and evaluates the effectiveness of hedging instruments periodically.

b. Forward exchange contracts resulted in a net exchange loss of $5,593 in 2002.

c. As of December 31, 2003 and 2002, the estimated fair values of financial instruments were as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Nonderivative financial instruments				
Assets				
Cash and cash equivalents	$ 3,862,720	$ 3,862,720	$ 3,068,966	$ 3,068,966
Short-term investments	38,829,092	41,775,360	19,751,336	21,484,931
Notes receivable	487,926	487,926	378,442	378,442
Accounts receivable	1,050,742	1,050,742	1,642,077	1,642,077
Other receivable	150,641	150,641	114,039	114,039
Pledged time deposits	4,931,694	4,931,694	6,931,396	6,931,396
Long-term investments	44,558,206	49,552,521	35,532,286	39,363,672
Refundable deposits	46,414	46,414	84,434	84,434
Liabilities				
Short-term bank loans and overdraft	4,609,470	4,609,470	809,688	809,688
Commercial paper payable	1,699,214	1,699,214	998,347	998,347
Accounts payable	3,604,870	3,604,870	2,454,461	2,454,461
Accrued expenses	5,889,824	5,889,824	4,795,187	4,795,187
Long-term bonds	25,000,000	26,688,282	34,200,000	37,027,461
Long-term debts	2,275,300	2,275,300	3,035,045	3,035,045

The assumptions and methods used to estimate the fair values of financial instruments are as follows:

1) The carrying values of cash and cash equivalents, notes receivable, accounts receivable, pledged time deposits, short-term bank loans and overdraft, commercial paper payable and accounts payable approximate fair value because of the short maturity of these instruments.

2) The fair values of short-term investments and long-term investments are determined at market values or net equity values.

3) The fair values of long-term liabilities are determined on using the present values of future cash flows, with the values discounted at the interest rates of similar long-term debts available for the Corporation.

4) The fair values of refundable cash deposits are determined at their carrying values.

23. SEGMENT INFORMATION

The Corporation operates entirely in one industry segment: steel. In compliance with statement of Financial Accounting Standards No. 20—"Disclosure of Segment Financial Information," export information is disclosed as follows:

	2003	2002
Southeastern Asia	$23,768,169	$18,879,309
Northeastern Asia	8,736,303	7,439,360
Other areas	209,945	435,993
	$32,714,417	$26,754,662
% to total revenues	26	27